UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For January 19, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated January 19, 2007 - Total Voting Rights






Bunzl plc Voting Rights and Capital


In conformity with the Transparency Directive's transitional provision 6 Bunzl plc would like to notify the market of the following:


As at 19 January 2007, Bunzl plc's capital consists of 348,486,432 ordinary shares with voting rights of which Bunzl plc holds 9,112,910 ordinary shares in Treasury. Therefore the total number of voting rights in Bunzl plc is 339,373,522.


The figure of 339,373,522 may be used by shareholders as the denominator for the calculations by which they will be determined if they are required to notify their interest in, or a change to their interest in, Bunzl plc under the FSA's Disclosure and Transparency Rules.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  January 19, 2007                      By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer